EGGHEAD, INC.
                         DJ&J SOFTWARE CORPORATION
                             SEPARATION AGREEMENT

This Separation Agreement (the "Agreement") between Egghead, Inc.
and DJ&J Software Corporation (collectively, the "Company") and Ronald
P. Erickson ("Erickson") is dated as of August 1, 1994.

                                 RECITALS

A.  The Company and Erickson entered into an Executive Employment
Agreement dated as of February 22, 1993 (the "Employment Agreement"), pursuant to which Erickson was employed as Vice Chairman of the Company.

B.  Pursuant to notice dated February 10, 1994, the Employment
Agreement was terminated by the Company under Section 7.1 thereof.

C. After the termination of the Employment Agreement, the Company employed Erickson "at-will" as Vice Chairman at the same base salary.

D. The Company and Erickson now desire to enter into a formal separation agreement to end this employment relationship and to resolve any and all the rights and obligations to each other.

E. The Company has advised Erickson of his right to consult an attorney prior to signing this Agreement and has provided him with at least 21 days to consider its severance offer and to seek legal assistance. Erickson has either consulted an attorney of his choice or voluntarily elected not to consult legal counsel, and understands that he is waiving all potential claims against the Company.

AGREEMENT

As parties hereto, the Company and Erickson agree as follows:

1.  Employment Agreement

The Company and Erickson hereby confirm the termination of the Employment Agreement effective as of February 14, 1994 and further confirm that all obligations of the Company under the Employment
Agreement are declared fully satisfied and are hereby terminated, except to the extent expressly identified and set forth in this Agreement.

2.  Termination of Employment

The employment of Erickson by the Company shall terminate effective August 1, 1994.

3.  Severance Payments

The Company shall pay to Erickson the following amounts as severance payments:

(a) The amount of any presently unpaid salary earned by Erickson through July 31, 1994, which amount shall not include accrued vacation pay.

(b) The sum of $150,000 (before all customary payroll deductions), such amount to be paid in equal installments on customary payroll dates over a 12-month period with such period commencing on August 1, 1994, provided that this Agreement has become effective pursuant to Section 11. Such amounts shall be treated as compensation and shall be subject to customary payroll deductions.

(c) The sum of $18,846.06, which constitutes the full amount of any presently unpaid bonus to which Erickson is entitled under the Employment Agreement for the fiscal year ended March 31, 1994. Such amount shall be paid with the execution of this Agreement and shall be subject to normal payroll deductions.

(d) The sum of $116,667 as a special bonus in respect of his efforts in the Company's settlement of shareholders' class action law suit filed against the Company and special projects in Japan. Such amount shall be paid upon effectiveness of this Agreement under Section 11 and shall be subject to customary payroll deductions.

	(e) The sum of $50,000, payable at such time as the Company enters into a joint venture arrangement with a Japanese entity currently participating in discussions with the Company, which arrangement is satisfactory to the Company in its sole discretion. Such amount shall be paid if, and only if, the Company enters into such arrangement on or before January 1, 1995 and provided that this Agreement has become effective under Section 11.

4.  Consulting

From the date hereof until December 31, 1994, Erickson shall make himself generally available to the Company to discuss and consult on matters relating to the Company's plans, discussions and negotiations with respect to joint ventures in Japan and, in connection therewith, to make himself available for travel to Japan to meet with Japanese joint venture prospects. Erickson shall be entitled to reimbursement to reasonable out-of-pocket expenses consistent with the Company's then current policies with respect to executive travel overseas. In connection with such consulting services, Erickson shall not be required to devote more than 20 hours per month, nor to be available for travel to Japan for more than an aggregate of 14 days allocable to no more than two trips, provided that the Company gives Erickson two weeks notice of any such trip.

5.  Benefits

From the date hereof until August 1, 1995, Erickson shall be entitled to continue as a participant in medical and dental plans in which he is a participant as of the date hereof, to the extent permitted by law and by the terms and conditions of the plan.

6.  Stock Options

The Company and Erickson confirm that stock option to purchase
50,000 shares of common stock at a price of $7.50 per share, evidenced by Nonqualified Stock Option Agreement Number 3082, have fully expired and Erickson has no rights to purchase common stock thereunder.

7.  Noncompetition and Nonsolicitation

Erickson hereby confirms that he is and continues to be bound by Sections 8 and 9 of the Employment Agreement, dealing with noncompetition, nonsolicitation and nondisclosure, that Erickson's obligations under such Sections shall survive the termination of the Employment Agreement, and that the period of noncompetition and nonsolicitation shall commence on August 1, 1994 and shall expire on August 1, 1995.

8.  Transition Matters

	(a) Erickson represents that, to the best of his knowledge, he has returned to the Company all Company property in his possession, including without limitation, Board of Director, Senior Management team and international development project documents (including all files, reports, correspondence, contracts, proposals, strategic plans, manuals, agendas, books, presentations and board packages), equipment, manuals, files, reports, credit/identification cards, software, hardware and keys; provided, that Erickson shall be entitled to retain the desk-top IBM compatible computer, HP printer and related software currently in his possession.

(b) Erickson hereby represents and warrants to the Company that, other than as set forth in a report (the "Report") delivered to, or to be delivered to, the President of the Company prior to the payments provided for in Section 3(b),(d) and (e), there are no business relationships, negotiations, plans, contacts, arrangements, commitments (written or oral and including compensation, commission or severance payment arrangements), or transactions entered into by Erickson, individually or on behalf of the Company, (x) with business or entities located in or doing business in Japan or Europe or with consultants, agents or others acting in a similar capacity for such businesses or entities or for the Company, or (y) with current or former employees of the Company. The Report shall be in reasonable detail and attach relevant documents.

9.   Valid Consideration

Erickson and the Company acknowledge that payment by the Company to Erickson certain of the amounts described in Sections 3 (particularly
Section 3(d)) is not required by the company policies or procedures, by the Employment Agreement or by any other contractual obligation of the Company, and is offered by the Company solely as consideration for this Agreement.

10. General Release of Claims

	(a) Erickson expressly waives any claims against the Company and releases the Company (including its officers, directors, stockholders, managers, agents and representatives) from any claims that he may have in any way connected with his employment with the Company and the termination thereof. It is understood that this release includes, but is not limited to, any claims for wages, accrued vacation pay, bonuses, employment benefits, or damages of any kind whatsoever, arising out of any contracts, express or implied, any covenant of good faith and fair dealing, express or implied, any theory of wrongful discharge, any legal restriction on the Company's right to terminate employees, or any federal, state or other governmental statute or ordinance, including, without limitation, Title VII of the Civil Rights Act of 1964, the federal Age Discrimination in Employment Act, the Washington Law Against Discrimination, or any other legal limitation on the employment relationship.

(b) Erickson represents that he has not filed any complaints, charges or lawsuits against the Company with any governmental agency or any court, and agrees that he will not initiate, assist or encourage any such actions.

(c) This waiver and release shall not waive or release claims where the events in dispute first arise after execution of this Agreement, nor shall it preclude Erickson from filing a lawsuit for the exclusive purpose of enforcing his rights under this Agreement.

11.  Review and Revocation Period; Effective Date

Erickson shall have 21 days to review this Agreement and consult legal counsel if he so chooses, during which time the proposed terms of this Agreement shall not be amended, modified or revoked by the Company. Erickson may revoke this Agreement if he so chooses by providing notice of his decision to revoke the Agreement to the Company within seven days following the date he signs this Agreement. This Agreement shall become effective and enforceable upon expiration of this seven-day revocation period.

12.  Severability

The provisions of this Agreement are severable, and if any part of it is found to be unlawful or unenforceable, the other provisions of this Agreement shall remain fully valid and enforceable to the maximum extent consistent with applicable law.

13.  Knowing and Voluntary Agreement

Erickson represents and agrees that he has read this Agreement, understands its terms and the fact that it releases any claim he might have against the Company and its agents, understands that he has the right to consult counsel of choice and has either done so or knowingly waived the right to do so, and enters into this Agreement without duress or coercion from any source.

14.  Entire Agreement

	This Agreement sets forth the entire understanding between Erickson and the Company (except to the extent that Sections 8 and 9 of the Employment Agreement shall survive as provided herein) and supersedes any prior agreements or understandings, express or implied, pertaining to the terms of his employment with the Company and the termination of the employment relationship. Erickson acknowledges that in executing this Agreement, he does not rely upon any representation or statement by any representative of the Company concerning the subject matter of this Agreement, except as expressly set forth in the text of the Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the dates indicated below.

EGGHEAD, INC.

Terence M. Strom	                   Ronald P. Erickson
Title:  President & CEO
Dated:  August 9, 1994	             Dated:  August 3, 1994